Exhibit 3.1

TEXT OF CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

CNS PHARMACEUTICALS, INC.

Section 3.1 of the Amended and Restated Articles of Incorporation is amended and restated as follows:

3.1. The Corporation shall have the authority to issue 300,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”).